

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2011

Via E-mail
Joseph M. Rigby
Chairman of the Board, President and Chief Executive Officer
Pepco Holdings, Inc.
701 Ninth Street, N.W.
Washington, D.C. 20068

> **Re: Pepco Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 31, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 6, 2011**
> **File No. 001-31403**

Dear Mr. Rigby:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 35

1. Please provide the disclosure required by Item 201(c) of Regulation S-K with respect to restrictions on your ability to pay cash dividends, including any restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances. You may satisfy this disclosure by including in this section a cross-reference to another section of the report that provides such disclosure.

Item 9A. Controls and Procedures, page 320

2. We note that the conclusion of your principal executive officer and principal financial officer regarding the effectiveness of your disclosure controls and procedures is qualified at the reasonable assurance level. Please revise to clarify, if true, that your disclosure controls and procedures also are *designed* at the reasonable assurance level, or remove the reference to the level of assurance of your disclosure controls and procedures.

Definitive Proxy Statement on Schedule 14A

Board Review of Transactions with Related Parties, page 15

3. Please describe the standards applied by the Corporate Governance/Nominating Committee and the disinterested members of your board of directors in reviewing and determining whether to approve or ratify related party transactions. See Item 404(b)(1)(ii) of Regulation S-K. In addition, please confirm to us that the reason you did not disclose any related party transactions in this section is because you have none to report pursuant to Item 404(a) of Regulation S-K.

2010 Director Compensation, page 21

4. We note from the disclosure in footnote (6) to the beneficial ownership table that directors Golden and Nussdorf each holds stock options overlying 2,000 shares of common stock. Please disclose in a footnote to the director compensation table the aggregate number of outstanding option awards held by each director as of your most recently completed fiscal year. See Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 23

Section 16(a) Beneficial Ownership Reporting Compliance, page 24

5. Please disclose the number of transactions that were not reported on a timely basis as a result of Ernest L. Jenkins's failure to file the Form 4 on a timely basis. See Item 405(a)(2) of Regulation S-K.

Compensation Discussion and Analysis, page 25

Components of the Executive Compensation Program, page 29

Base Salary, page 29

6. We note the disclosure with respect to your named executive officers' 2011 salary levels in this subsection. In addition to discussing any material changes to the compensation of

your named executive officers taken after your most recently completed fiscal year, this section should also discuss the compensation of your named executive officers for the most recently completed fiscal year. We note that you have provided such disclosure with respect to base salary in your definitive proxy statement on Schedule 14A filed on March 26, 2010. In future filings, please provide the disclosure required by Item 402(b) of Regulation S-K with respect to each element of compensation for your most recently completed fiscal year. See Instruction 2 to Item 402(b) of Regulation S-K.

Long-Term Incentive Plan Awards, page 33

7. We note the disclosure in the first paragraph that the long-term incentive opportunity is designed to place the named executive officer's total direct compensation at a level approximating the midpoint of the competitive range. We also note the disclosure in the third paragraph that you increased each named executive officer's targets to bring the long-term incentive opportunity to the mid-point of the range. Please clarify if such reference to the "mid-point of the range" refers to the range for total direct compensation or the range for long-term incentive compensation. If the latter, then please discuss the effect that such increase has on placing your named executive officers' total direct compensation at a level approximating the midpoint of the competitive range.

Performance Stock Program, page 34

8. Please disclose the specific annual performance targets levels that were established and achieved for the 2008 through 2010 performance period.

Executive Compensation, page 41

2010 Summary Compensation Table, page 41

9. Please disclose in a footnote why the salaries for 2010 were different for your named executive officers than the amounts disclosed as the 2010 salary level for such officers on page 26 of your definitive proxy statement on Schedule 14A filed on March 26, 2010.

Outstanding Equity Awards at December 31, 2010, page 47

10. We note the disclosure in footnote (28) that the number of shares reported for the column associated with footnote (28) was based on 2009 performance awards. However, such number should be based on your performance for the most recently completed fiscal year. Please revise. See Instruction 3 to Item 402(f)(2) of Regulation S-K.

2010 Option Exercises and Stock Vested, page 48

11. We note the disclosure in footnote (31) that you determined the value realized on vesting based on the market prices of your common stock on the day prior to the vesting date.

> Instruction to Item 402(g)(2) of Regulation S-K requires that you determine such value using the market value on the vesting date. Please revise.

Nonqualified Deferred Compensation at December 31, 2010, page 53

12. Please indicate in the table the set of data to which footnote (35) corresponds.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Item 4. Controls and Procedures, page 151

13. Please comply with comment two, as it applies to your Form 10-Q for fiscal quarter ended March 31, 2011.

Exhibits 31.1 through 31.8

14. The certification filed pursuant to Exchange Act Rule 13a-14(a) should match the form of such certification set forth in Item 601(b)(31)(i) of Regulation S-K. Please revise accordingly, including without limitation inclusion of the phrase "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) of such certification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Lilyanna Peyser, Attorney-Advisor, at (202) 551-3222 or me at (202) 551-3720 with any questions.

         Sincerely,

         /s/ Lilyanna L. Peyser for

         H. Christopher Owings
         Assistant Director

cc: Anthony J. Kamerick
   Ronald Clark
   Pepco Holdings, Inc.